                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D. C.

                                  FORM U-3A-2

                         STATEMENT BY HOLDING COMPANY
                              CLAIMING EXEMPTION
                          UNDER RULE U-3A-2 FROM THE
                               PROVISIONS OF THE

                        PUBLIC UTILITY HOLDING COMPANY
                                  ACT OF 1935

                                   * * * * *

                                                                 File No. 69-372

                        Texas-New Mexico Power Company
                        ------------------------------
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

          1. The name, state of organization, location and nature of business of claimant and every subsidiary thereof:

                                              State of
                  Name                      Organization        Location and Nature of Business
                  ----                      ------------        -------------------------------
Texas-New Mexico Power Company                  Texas           P.O. Box 2943
                                                                Fort Worth, TX  76113
                                                                Electric Utility/Holding Company

Texas Generating Company                        Texas           P.O. Box 2943
                                                                Fort Worth, TX  76113
                                                                Special purpose corporation

Texas Generating Company II                     Texas           P.O. Box 2943
                                                                Fort Worth, TX  76113
                                                                Special purpose corporation

          2. Following is a brief description of the properties of claimant and of each of its wholly owned public utility subsidiaries, Texas Generating Company (TGC) and Texas Generating Company II (TGC II), used for the generation, transmission and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

          Texas-New Mexico Power Company (TNMP) serves approximately 233,000 customers in a total of 85 municipalities and adjacent rural areas. TNMP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act.

          Within Texas, TNMP is a regulated public utility engaged in the generation, supply, transmission, distribution and sale of electric energy. TNMP has three operating regions throughout Texas. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. The regions located in Texas are:

        . North Central Region.  Electric transmission and distribution systems
          serving 56 communities in northeastern and central Texas.   The region
          is based at Lewisville, Texas.

        . Gulf Coast Region.  Electric transmission and distribution systems
          serving 14 communities in southeastern Texas.    The region is based
          at Texas City, Texas.

        . Mountain Region.  Electric transmission and distribution system serves
          6 communities in southwestern Texas and 9 communities in southern New Mexico. The Mountain region is based at Silver City, New Mexico. The largest municipalities within this region served by TNMP are Silver City, Alamogordo and Ruidoso, New Mexico, and Pecos, Texas.

          TNMP and its subsidiaries own generating facilities located in Robertson County, Texas, which is in the central part of Texas. The generating facilities consist of two 150 MW, circulating fluidized bed units, and currently use lignite as the fuel source. TNMP also has a transmission line connecting these units to a major transmission grid in Texas. TNMP sells electricity from these units solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

          As described above, a portion of TNMP's Mountain Region serves southern New Mexico. Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. TNMP owns transmission and distribution lines within New Mexico.

          3. Certain information, for the calendar year 1999 with respect to claimant and its subsidiaries, is provided in the following chart:

(a)  Total MWH sold and related revenues are as follows:

                                  MWH                  Revenues From Sales
                           -----------------           -------------------
          Retail                   9,248,086              $535,663,000
          Wholesale                  121,077                 3,803,000
                           -----------------           ---------------
          Totals                   9,369,163              $539,466,000
                           =================           ===============

TNP Enterprises, Inc. and Texas-New Mexico Power Company are incorporated in the State of Texas.

(b)  MWH sold at retail and related revenues  are as follows:

                                  MWH                  Retail Revenues
                           -----------------           ---------------
          Texas                    7,585,435              $451,723,000
          New Mexico               1,662,651                83,940,000
                           -----------------           ---------------
          Totals                   9,248,086              $535,663,000
                           =================           ===============

(c)  MWH sold at wholesale and related revenues  are as follows:

                                  MWH                  Wholesale Revenues
                           -----------------           ------------------
          Texas                       88,052                $2,543,000
          New Mexico                  33,025                 1,260,000
                           -----------------           ---------------
          Totals                     121,077                $3,803,000
                           =================           ===============

(d)  MWH purchased and related purchased power expenses are as follows:

                                                       Purchased Power
                                  MWH                      Expenses
                           -----------------           ---------------
          Texas                    6,039,659              $193,680,000
          New Mexico               1,677,197                52,000,000
                           -----------------           ---------------
          Totals                   7,716,856              $245,680,000
                           =================           ===============

          4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

          Exhibit A. A consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 1999, together with a consolidating balance sheet and consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 1999 calendar year, are presented.

          Exhibit B. A Financial Data Schedule for the period ended December 31, 1999, including Item Nos. 1, 2, and 3.

     The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of February, 2000.

                              Texas-New Mexico Power Company


                              By /s/ M. S. Cheema
                                --------------------------------------------
Corporate Seal                  M. S. Cheema
Attest:                         Sr. Vice President - Chief Financial Officer




/s/ Paul W. Talbot
--------------------------------
Paul W. Talbot, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

                           Paul W. Talbot, Secretary
                        Texas-New Mexico Power Company
                                P. O. Box 2943
                           Fort Worth, Texas  76113

                                                                                                                           Exhibit A

                                          TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
                                       (a wholly owned subsidiary of TNP Enterprises, Inc.)
                                             CONSOLIDATING STATEMENTS OF INCOME (LOSS)
                                              For the Year Ended  December  31, 1999
                                                      (Amounts in Thousands)

                                                                                                                     Texas-New
                                                               Texas-New     Texas      Texas                       Mexico Power
                                                              Mexico Power Generating Generating    Consolidating     Company
                                                                Company     Company   Company II       Entities     Consolidated
                                                              ------------ ---------- ----------    -------------   ------------
OPERATING REVENUES                                              $576,093    $4,278      $5,561           $(9,839)       $576,093
                                                              ----------   -------   ---------     -------------    ------------

OPERATING EXPENSES:
    Purchased power and fuel                                     279,587         -           -                 -         279,587
    Other operating and maintenance                              109,229         -           -            (9,839)         99,390
    Depreciation of utility plant                                 29,456     4,278       5,561                 -          39,295
    Charge for recovery of stranded plant                         23,376         -           -                 -          23,376
    Taxes other than income taxes                                 33,296         -           -                 -          33,296
    Income taxes                                                  20,705        96          (2)                -          20,799
                                                              ----------   -------   ---------     -------------    ------------
         Total operating expenses                                495,649     4,374       5,559            (9,839)        495,743
                                                              ----------   -------   ---------     -------------    ------------

NET OPERATING INCOME (LOSS)                                       80,444       (96)          2                 -          80,350
                                                              ----------   -------   ---------     -------------    ------------

OTHER INCOME (LOSS):
    Other income and deductions, net                               1,840         9           9                82           1,940
    Income  taxes                                                    283        (3)         (3)                -             277
                                                              ----------   -------   ---------     -------------    ------------
         Other income (loss), net of taxes                         2,123         6           6                82           2,217
                                                              ----------   -------   ---------     -------------    ------------

INCOME (LOSS) BEFORE INTEREST CHARGES                             82,567       (90)          8                82          82,567
                                                              ----------   -------   ---------     -------------    ------------

INTEREST CHARGES:
    Interest on long-term debt                                    37,919         -           -                 -          37,919
    Other interest and amortization of debt-related costs          5,205         -           -                 -           5,205
                                                              ----------   -------   ---------     -------------    ------------
         Total interest charges                                   43,124         -           -                 -          43,124
                                                              ----------   -------   ---------     -------------    ------------

NET INCOME (LOSS)                                                 39,443       (90)          8                82          39,443
Dividends  on  preferred  stock and other                            (19)        -           -                 -             (19)
                                                              ----------   -------   ---------     -------------    ------------

INCOME (LOSS) APPLICABLE TO COMMON STOCK                        $ 39,462    $  (90)     $    8           $    82        $ 39,462
                                                              ==========   =======   =========     =============    ============

                                                                                                                           Exhibit A

                                         TEXAS-NEW MEXICO POWER COMPANY AND  SUBSIDIARIES
                                       (a wholly owned subsidiary of TNP Enterprises, Inc.)
                                           CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                                              For the Year Ended  December  31, 1999
                                                      (Amounts in Thousands)


                                         Texas-               Texas            Texas                              New Mexico
                                       New Mexico           Generating       Generating   Consolidating          Power Company
                                      Power Company          Company         Company II      Entries              Consolidated
                                    -----------------   ----------------  -------------   --------------         --------------

BALANCE AT DECEMBER 31, 1998                 $ 79,840           $(54,865)        $(25,151)       $80,016               $ 79,840
    Net income (loss)                          39,443                (90)               8             82                 39,443
    Dividends on preferred stock                  (99)                 -                -              -                    (99)
    Dividends on common stock                 (29,000)                 -                -              -                (29,000)
    Retirement of preferred stock                 118                  -                -              -                    118
                                    -----------------   ----------------  ---------------  -------------         --------------
BALANCE AT DECEMBER 31, 1999                 $ 90,302           $(54,955)        $(25,143)       $80,098               $ 90,302
                                    =================   ================  ===============   ============         ==============

                                                                                                                           Exhibit A

                                         TEXAS-NEW MEXICO POWER COMPANY AND  SUBSIDIARIES
                                       (a wholly owned subsidiary of TNP Enterprises, Inc.)
                                                    CONSOLIDATING BALANCE SHEET
                                                         December 31, 1999
                                                      (Amounts in Thousands)

                                                                                                                         Texas-
                                                                    Texas-       Texas        Texas                    New Mexico
                                                                  New Mexico   Generating   Generating  Consolidating Power Company
                                                                Power Company    Company    Company II      Entries    Consolidated
                                                                -------------  -----------  ----------  ------------- -------------
ASSETS
------
UTILITY PLANT                                                   $     907,831  $   170,000  $  212,750  $           -   $ 1,290,581
    Less:  accumulated depreciation                                   296,816       40,079      45,732              -       382,627
                                                                -------------  -----------  ----------  -------------   -----------
                    Net utility plant                                 611,015      129,921     167,018              -       907,954
                                                                -------------  -----------  ----------  -------------   -----------
INVESTMENT IN SUBSIDIARY COMPANIES                                    (80,078)           -           -         80,078             -
TNP ONE REPLACEMENT NOTES                                             417,750            -           -       (417,750)            -
OTHER PROPERTY AND INVESTMENTS, at cost                                   213            -           -              -           213
CURRENT ASSETS:
    Cash and cash equivalents                                           3,567          226         209              -         4,002
    Accounts receivable                                               115,821       43,654     153,978       (307,106)        6,347
    Deferred purchased power and fuel costs                               304            -           -              -           304
    Other current assets                                                4,765            -           -              -         4,765
                                                                -------------  -----------  ----------  -------------   -----------
                   Total current assets                               124,457       43,880     154,187       (307,106)       15,418
                                                                -------------  -----------  ----------  -------------   -----------

LONG-TERM AND OTHER ASSETS:
    Recoverable stranded costs                                         18,435          537         284              -        19,256
    Deferred purchased power and fuel costs                            21,797            -           -              -        21,797
    Deferred charges                                                   19,757            -           -              -        19,757
                                                                -------------  -----------  ----------  -------------   -----------
                   Total long-term and other assets                    59,989          537         284              -        60,810
                                                                -------------  -----------  ----------  -------------   -----------
                                                                $   1,133,346  $   174,338  $  321,489  $    (644,778)      984,395
                                                                =============  ===========  ==========  =============   ===========

CAPITALIZATION AND LIABILITIES
------------------------------
CAPITALIZATION:
    Common shareholder's equity:
                   Common stock                                    $      107     $     10  $       10  $         (20)  $       107
                   Capital in excess of par value                     222,149            -           -              -       222,149
                   Retained earnings                                   90,302      (54,955)    (25,143)        80,098        90,302
                                                                -------------  -----------  ----------  -------------   -----------
                   Total common shareholder's equity                  312,558      (54,945)    (25,133)        80,078       312,558
    Redeemable cumulative preferred stock                               1,664            -           -              -         1,664
    Long-term debt, less current maturities                           340,244      205,000     212,750       (417,750)      340,244
                                                                -------------  -----------  ----------  -------------   -----------
                   Total capitalization                               654,466      150,055     187,617       (337,672)      654,466
                                                                -------------  -----------  ----------  -------------   -----------

CURRENT LIABILITIES:
    Current maturities of long-term debt                              100,000            -           -              -       100,000
    Accounts payable                                                  130,229       50,599     146,352       (307,106)       20,074
    Other current liabilities                                         144,784      (47,754)    (33,536)             -        63,494
                                                                -------------  -----------  ----------  -------------   -----------
                   Total current liabilities                          375,013        2,845     112,816       (307,106)      183,568
                                                                -------------  -----------  ----------  -------------   -----------

LONG-TERM AND OTHER LIABILITIES:
    Regulatory tax liabilities                                          6,633            -           -              -         6,633
    Accumulated deferred income taxes                                  52,671       21,438      21,056              -        95,165
    Accumulated deferred investment tax credits                        23,978            -           -              -        23,978
    Deferred credits                                                   20,585            -           -              -        20,585
                                                                -------------  -----------  ----------  -------------   -----------
                   Total long-term and other liabilities              103,867       21,438      21,056              -       146,361
                                                                -------------  -----------  ----------  -------------   -----------
                                                                $   1,133,346  $   174,338  $  321,489  $    (644,778)  $   984,395
                                                                =============  ===========  ==========  =============   ===========

                                                                       Exhibit 8


                TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of TNP Enterprises, Inc.)
                            Financial Data Schedule
                    For the Period Ending December 31, 1999
                            (Amounts in Thousands)



 Item No.            Caption Heading                     Amount
-----------        -------------------------          ---------------

 1                   Total Assets                        $    984,395

 2                   Total Operating Revenues                 576,093

 3                   Net Income (Loss)                         39,443